[Letterhead of Sutherland Asbill & Brennan LLP]

December 19, 2011

VIA EDGAR

Mary A. Cole, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          VII Peaks-KBR Co-Optivist Income BDC II, Inc.
Registration Statement on Form N-2 filed on August 9, 2011
File Nos.:  333-176182; 814-00932

Dear Ms. Cole:

On behalf of VII Peaks-KBR Co-Optivist Income BDC II, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated September 21, 2011, regarding the Company’s Registration Statement on Form N-2 (File No. 333-176182) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Prospectus

1.
The cover page includes prominent disclosure about the lack of liquidity of the Company’s shares. In your response, please provide a representation that a prominent statement about the lack of liquidity will be included in the purchase application.

Response: The Company has considered the Staff’s comment and respectfully submits that it believes the existing disclosure within the subscription agreement (which is attached as Exhibit A to the prospectus) provides a prominent statement regarding the lack of liquidity of the Company’s shares which is nearly identical to the language found on the prospectus cover page. The statement on page A-7 of the subscription agreement appears directly above the subscriber’s signature block and is bolded and in a larger type than the surrounding text. Below we have reprinted this paragraph for your review:

Mary Cole
December 19, 2011

By signing below, you also acknowledge that you do not expect to be able to sell your shares regardless of how we perform. We do not intend to list our shares on any securities exchange for the foreseeable future, and we do not expect a secondary market in our shares to develop. As a result, you should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. We intend to implement a tender offer program but only a limited number of shares will be eligible for repurchase by us. Accordingly, you should consider that you may not have access to the money you invest for at least five years, or until we complete a liquidity event, which we intend to seek to complete within five years following the completion of our offering stage. There is no assurance that we will complete a liquidity event within such timeframe or at all. As a result of the foregoing, an investment in our shares is not suitable for investors that require short-term liquidity.

2.
Summary—Competitive Advantages—Investment Hold Period—The prospectus states, “Unlike traditional hedge funds, we will not actively trade in and out of positions.” (Emphasis added.) Because the Company is not a hedge fund, please delete the highlighted text.

Response: The Company has revised the Summary Section of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment.

3.	Summary—Investment Advisory Agreement—Please submit a form of advisory agreement.

Response: The Company has included as an exhibit to Amendment No.1 to the Registration Statement a form of the investment advisory agreement between the Company and its investment adviser.

4.
Summary—Investment Advisory Agreement—In the description for Subordinated Incentive Fee on Income, please add, if true, “20.00% but” or similar language before “subordinated to a preferred return….” Please advise the staff whether preferred return means return. If so, please consider deleting preferred. Please make similar revisions to footnote 6 of the fee table.

Mary Cole
December 19, 2011

Response: The Company has revised the Summary Section of the Prospectus, as well as other appropriate sections of the Prospectus, in response to the Staff’s comment. The Company has also made appropriate revisions to Footnote 6 of that section pursuant to the Staff’s comments, including removing the word “preferred.”

5.
Summary—Investment Advisory Agreement—In the description for Subordinated Liquidation Incentive Fee, the terms “adjusted capital” and “liquidation” are used. Because of the lack of defined terms, the meaning of terms used in the prospectus is not clear. For example, does liquidation mean the generally used definition or does it refer to the description on page 8 for liquidity event (which also is not a defined term) that includes a merger or “a listing of our shares on a national securities exchange.” Please revise the prospectus, accordingly. Further, if “liquidation” does include the listing on a national exchange, please (1) consider the use of a more descriptive term than liquidation (e.g., liquidation/listing) and (2) ensure that footnote 6 (which seems to indicate that the incentive fee on capital gains goes away after liquidation) is correctly stated. The Company should also consider using cross-references to defined terms where appropriate.

Response: The Company has determined not to pay a subordinated liquidation incentive fee and has revised its disclosure accordingly. In addition, the Company has filed a form of investment advisory agreement which does not contain a subordinated liquidation incentive fee.

6.
Summary—Investment Advisory Agreement—Subordinated Liquidation Incentive Fee—In your response, please explain how this fee differs from the capital gains incentive fee. What makes the fee “subordinated?” Specifically, would applying this fee against liquidated assets result in a different amount than that arising from the application of the capital gains incentive fee? We may have further comments.

Response: The Company has determined not to pay a subordinated liquidation incentive fee and has revised its disclosure accordingly.

7.	Distributions—Many investors may not fully understand a return of capital. Please clarify in the prospectus that:

•
Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

•	Shareholders should not assume that the source of a distribution from the fund is net profit.

In your response, please confirm that shareholder reports will clearly identify distributions that reflect a return of capital. In addition, please inform us whether the Company intends to report a distribution yield. If the Company intends to report a distribution yield at any point prior to finalizing its tax figures, the Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Mary Cole
December 19, 2011

Response: The Company has revised the Prospectus in response to the Staff’s comment. Furthermore, the Company does not intend to report a distribution yield.

8.	Conflicts of Interest—Please disclose the allocation policy affecting investments by the Company and its affiliated funds.

Response: The Company has included disclosure in the prospectus in response to the Staff’s comment that summarizes its allocation policy. In general, the allocation policy provides that investment opportunities will be allocated among the Company and its affiliated funds in a fair and equitable manner and based on a number of factors, including, but not limited to, the characteristics of the investment opportunity, the degree to which the investment opportunity meets the Company’s or an affiliated fund’s investment objective(s) and how the investment opportunity affects the diversification or risk profile of the Company or an affiliated fund. To the extent that the Company co-invests alongside any of its affiliates, it will do so only in accordance with existing regulatory guidance.

9.	Fees and Expenses—Footnote 6. Please add a sentence to the beginning of footnote 6 that although the Company may pay substantial incentive fees, no fees have been included in the fee table.

Response: The Company has revised Footnote 6 of the Fees and Expenses section in response to the Staff’s comment.

10.	Fees and Expenses—Please revise footnote 6 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation.

Response: The Company has revised Footnote 6 of the Fees and Expenses section in response to the Staff’s comment.

11.
Fees and Expenses—Footnote 6 states, “Because the example below assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable during the initial 12-month period of our investment operations following the date we meet the minimum offering requirement.” (Emphasis added.) Please revise the highlighted text. The text may cause investors to believe that there is a general restriction on incentive fees rather than no such fees have been included in the fee table. In addition, since a 5% return is assumed each year, explain to the staff why your statement is limited to just the first year.

Mary Cole
December 19, 2011

Response: The highlighted text is meant to point out that no subordinated incentive fee on income is payable to the Company’s investment adviser unless it exceeds the 8.0% annual “hurdle.” If the Company experiences a 5% return, no subordinated incentive fees on income will be payable to the Company’s investment adviser. We have revised footnote (6) to clarify that the statement referenced above is made solely for purposes of the Fees and Expenses Table. With respect to the second part of the Staff’s comment, the “Fees and Expenses” disclosure is meant to show the anticipated expense ratio during the 12-month period following the commencement of the Company’s public offering. We believe that showing a projected expense ratio for any timeframe in excess of 12 months would be speculative since it would be impacted by the amount of funds raised by the Company, the performance of its investments and its level of expenses. In addition, we note that the heading to the second part of the Fees and Expenses” section is entitled “annual expenses” and that Instruction 6 to Item 3 of Form N-2 specifically states that “other expenses” should be estimated for the current fiscal year.

12.
Fees and Expenses—Footnote 9 states, “…we may invest in private investment companies in limited circumstances…. As we have not decided to what extent we may make any such investments, any estimate of the amount of such fees would be highly speculative.” General Instruction 10 of Item 3 of Form N-2 requires funds to make a good faith estimate of acquired fund fees and expenses. Please revise the prospectus accordingly.

Response: The Company has revised footnote (9) to disclose that it has no intention of investing in acquired funds during the 12-month period following the commencement of its operations.

13.	Fees and Expenses—We note the high sales load. Was the decision not to list the Company’s shares affected by the FINRA restrictions on sales commissions?

Response: The Company respectfully notes that the decision not to list its shares on a national securities exchange was not impacted by the rules of The Financial Industry Regulatory Authority (“FINRA”) since this offering is subject to such rules, including FINRA Rule 2310, which requires that underwriting compensation not exceed 10% of the gross offering proceeds. The Company further notes that the sales load in this offering is consistent with other non-listed business development companies and real estate investment trusts that have conducted and/or have filed registration statements to conduct public offerings. The Registration Statement has been filed with FINRA.

14.
Fees and Expenses—In the “Incentive fees” line item, please add a parenthetical “(20% of investment income and capital gains)”. In addition, please confirm to the staff that the Company has no expectation of earning incentive fees in its first year of operation.

Response: The Company has revised the Fees and Expenses section of the Prospectus in response to the Staff’s comments. The Company also confirms that it has no expectation of earning incentive fees in its first year of operation.

Mary Cole
December 19, 2011

15.
Compensation of the Dealer Manager and the Investment Advisor—Subordinated incentive fee on income—This section includes the only definition of “adjusted capital” and it states that such definition is for “purposes of this fee…” The term “adjusted capital” also is used in the formula for the calculation of the subordinated liquidation incentive fee. Please revise the disclosure to clarify that the definition applies to the latter fee. In addition, please clarify the meaning of “proceeds from non-liquidating dispositions of our investments.”

Response: The Company has determined not to pay a subordinated liquidation incentive fee and has revised its disclosure accordingly.

16.
Risks Related to Our Business and Structure—The prospectus states, “We may acquire various structured financial instruments for purposes of ‘hedging’….” Please state whether these investments are included in the 30% basket of non-qualified investments. In addition, include in the disclosure elsewhere in the prospectus the components of the 30% basket.

Response: The Company has revised the disclosure in the “Business” section of the Prospectus in response to the Staff’s comment.

17.	Payment-in-Kind Interest—Please add to the summary risk section that the Company may pay an incentive fee on interest accrued but not as yet received.

Response: The Company has revised the Summary Risk section of the Prospectus in response to the SEC’s comment.

18.
Investment Advisory Agreement—Incentive Fee Examples—Subordinated Incentive Fee on Income—Example 3—The year 5 assumption states that all proceeds are “net of any capital gains incentive fees payable…” In your response, explain the meaning of this reference. Are these capital gains incentive fees taken on investments B and C or on other investments? Under any circumstances, would it be possible for the adviser to obtain a capital gains incentive fee and a subordinated liquidation incentive fee on the appreciation of the same portfolio investments? This kind of incentive fee appears to be novel. In your response, please provide an analysis of whether this fee comports with the letter and spirit of the provisions of Section 205 of the Investment Advisers Act of 1940. We may have further comments.

Response: The Company has determined not to pay a subordinated liquidation incentive fee and has revised its disclosure accordingly.

19.
Administrative Agreement—The administration agreement contains a gross negligence standard. Please explain why the Company’s administrator cannot perform ministerial duties on a “mere negligence” standard. The disclosure acknowledges that the agreements with service providers were not negotiated on an arms’ length basis because of the affiliations among the parties.

Mary Cole
December 19, 2011

Response: We acknowledge that the administration agreement was not negotiated at arms-length as a result of the Company and the administrator being affiliates. However, we believe it is appropriate and consistent with Maryland Law and the NASAA Omnibus Guidelines, to which this offering is subject, to have a “gross negligence” standard, rather than a mere “negligence” standard.  Further, we believe this is consistent with other public business development companies who are competitors of the Company.

*        *        *

If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218 or Owen Pinkerton at (202) 383-0254.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Gurpreet S. Chandhoke
Vinay Kumar
Owen Pinkerton, Esq.